EXHIBIT 17.1

                            August 24, 2009

Central Vermont Public Service Corporation
77 Grove Street
Rutland, VT  05701
Attention:  President and Corporate Secretary

Dear Sir/Madam:

I hereby resign as (i) a Director of Central Vermont Public Service Corporation (the "Company"), (ii) Chairwoman of the Board of Directors of the Company, and (iii) a member of the Company's Corporate Governance Committee, Compensation Committee and Executive Committee.  This resignation is effective as of the date hereof.

   /s/ Mary Alice McKenzie
Mary Alice McKenzie